Exhibit 99.1

TuanChe and IAT Establish Strategic Partnership to Develop and Market New Energy Vehicles

BEIJING, Nov. 17, 2022 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, has recently signed a strategic cooperation agreement with IAT Automobile Technology Co., Ltd. ("IAT") (Shenzhen Stock Exchange: 300825), one of the first batch of China's high-tech enterprises and a leading independent vehicle research and development ("R&D") solution provider in China and Asia. IAT is specialized in vehicle R&D, as well as development and manufacture of core vehicle components, among others. This strategic partnership will further bolster Tuanche's R&D and manufacturing capabilities for new energy vehicles ("NEVs") and accelerate its planned expansion into the NEV market.

According to the agreement, the two companies will collaborate holistically in NEV-related fields, including customized vehicle R&D, key component R&D and manufacturing, software development, etc., to promote the adoption of IAT's technologies and products by TuanChe's NEV projects to elevate the latter's competitive advantage.

"We are most excited about our collaboration with IAT. It will not only accelerate the development of our NEV models but also bolster our overall presence in China's NEV market," Mr. Wei Wen, TuanChe's Chairman and CEO, commented. "As the sector transitions from being policy-driven to market-oriented, differentiated NEVs will be the key to staying ahead of the competition. By harnessing the combined competitive edge of IAT's industry-leading comprehensive automotive R&D capabilities, especially their expertise in NEV design and R&D, and the strengths of our automotive team, in-depth customer insights and extensive network coverage, this strategic partnership marks a significant milestone in our journey to bringing high-quality NEVs to more customers and capitalizing on the booming NEV market. We also look forward to diversifying our cooperation with IAT to take our relationship to the next level."

As the first listed independent vehicle R&D company in China, IAT is the pioneer of China's "turnkey" services for vehicle design and engine/powertrain development among independent automobile designers. Its R&D business covers the whole industry chain, including planning, design and customization of both ICE models and NEVs, as well as the development, manufacturing and sales of core automotive components. Over 13 years of experience in BEV R&D makes IAT a reliable brand-independent engineering and manufacturing partner for OEMs. With its dual focus on technology and talents, IAT owns over one thousand core technologies and patents and is home to five R&D centers in different countries and regions worldwide, as well as subsidiaries in 13 provinces and municipalities across China. IAT is a national-level industrial design center certified by China's Ministry of Industry and Information Technology and a post-doctoral research center station approved by China's Ministry of Human Resources and Social Security.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development and business outlook, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com